1

                                                           EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                      INVESTOR AND MEDIA
                                                           CONTACT: PAMELA MARSH
                                                                  (626) 535-8465


             INDYMAC ANNOUNCES RECORD QUARTERLY EPS OF $0.73, UP 30% -- BOARD OF DIRECTORS INCREASES CASH DIVIDEND BY 50% --
                    --TERRANCE HODEL JOINS INDYMAC'S BOARD--


PASADENA, Calif. - August 1, 2003 - IndyMac Bancorp, Inc. (NYSE: NDE) ("IndyMac" or the "Company"), the holding company for IndyMac Bank(R) F.S.B., today reported record earnings of $41.4 million, or $0.73 per share for the second quarter of 2003. IndyMac has also filed its Form 10-Q for the second quarter with the Securities and Exchange Commission. IndyMac's Form 10-Q is available on IndyMac's Web site at WWW.INDYMACBANK.COM.

QUARTERLY CASH DIVIDEND

Based on IndyMac's strong operating performance and strong financial position, including earnings, capital and liquidity and its commitment to shareholder value, IndyMac's Board of Directors declared a cash dividend of $0.15 per share, up 50%, from $0.10 per share in the previous quarter. The cash dividend is payable September 18, 2003 to shareholders of record on August 14, 2003.

"The recent favorable change in the tax law related to dividends has provided a compelling reason to substantially increase the dividend rate now and efficiently return capital to our shareholders," commented Michael W. Perry, IndyMac's Chairman and Chief Executive Officer. "The dividend now represents a payout ratio of 21%, up from a payout ratio of 14% previously. Over time, we expect to increase our payout ratio to align more closely with our financial institution peers whose payout ratios generally range from 30% to 50%," continued Mr. Perry.

HIGHLIGHTS OF THE QUARTER

      -     Record revenues of $173 million, up 25% over the second quarter of
            2002

      -     Record earnings of $41.4 million, up 20% over the second quarter of
            2002

      -     Return on average equity of 18% and return on average assets of 1.5%

      - Record mortgage loan production of $8.0 billion, up 73% over the second quarter of 2002

2

      - Record pipeline of mortgage loans in process of $6.9 billion at June 30, 2003, up 86% over June 30, 2002

      - Total assets of $10.7 billion, up 43% compared with assets at June 30, 2002

      - Portfolio of mortgage loans serviced for others of $29 billion, up 21% over the prior year

      - Non-performing assets remained low at 0.88% of total assets, down from 1.3% at June 30, 2002

      - With the completion of our third year as a depository institution, our initial capital requirement of 8% core capital expired. Excess capital effective July 1, 2003 using the standard capital rules for well-capitalized institutions was $259 million, including available cash at the parent company.

"IndyMac's performance this year continues to be outstanding, with strong growth in production and mortgage banking revenues partially offset, by design, with lower returns in our investing activities. We have continued to invest in mortgage loans, mortgage servicing rights and mortgage-backed securities to enhance the diversification and consistency of our revenue streams. In light of the recent significant increase in long-term Treasury and mortgage rates, the industry appears to be in for an abrupt return to a more normal purchase-dominated mortgage market. Given that the majority of our capital is devoted to investment portfolio activities as opposed to mortgage origination activities and we currently have $259 million of excess capital, we believe we are reasonably well positioned for this likely challenging transition," commented Mr. Perry. "While recent interest rate volatility makes earnings forecasting more difficult, we expect that earnings per share for the full year 2003 will range from $2.70 to $2.80 per share, reflecting growth of 12% to 16% over 2002," concluded Mr. Perry.

TERRANCE G. HODEL JOINS BOARD OF DIRECTORS

IndyMac also announced the appointment of Terrance G. Hodel to its Board of Directors, increasing the number of directors to eight. Mr. Hodel, 60, held the position of President and Chief Operating Officer of North American Mortgage Company from 1992 to 1997 when it was acquired by Dime Bancorp, Inc. At the time, North American Mortgage was one of the ten largest mortgage companies in the United States. Mr. Hodel continued to serve as Vice Chairman of North American for an additional year following the acquisition. He most recently served as Chief Executive Officer of Paymap, Inc. from 2001 to May of this year. Prior to his service at North American Mortgage Company, Mr. Hodel served as President and Chief Executive Officer of IMCO Realty Services, a

3

large mortgage banking company, from 1985 to 1992, and was President and Chief Executive Officer of Wells Fargo Mortgage Company from 1979 to 1985. Mr. Hodel has more than 33 years experience in the mortgage banking industry. He holds an MBA from Stanford University and serves on the Board of Trustees of Marin Academy and Pomona College, and on the Board of Directors of Luther Burbank Savings. Mr. Hodel also served on the Board of Directors of the Mortgage Bankers Association of America from 1992 to 1998 and on the Board of Directors of Redwood Trust from 1999 to 2000.

"We are extremely pleased to welcome Terry to IndyMac's Board of Directors. With his extensive background in mortgage banking, Terry brings tremendous industry expertise to complement the depth and breadth of our highly qualified team of independent directors," commented Patrick C. Haden, Chairman of the IndyMac Board Nominating and Governance Committee. "In addition to serving on our Board of Directors, Terry will be a member of the Asset and Liability Committee and the Community Lending, Compliance and Technology Committee."

CONFERENCE CALL

On Friday, August 1, 2003, at 11:00 A.M. EDT (8:00 A.M. PDT), Michael W. Perry, Chairman and Chief Executive Officer, will host a live Webcast and conference call to discuss the results of the second quarter, followed by a question and answer session. A slide presentation will accompany the Webcast/conference call and can be accessed along with IndyMac's Form 10-Q via IndyMac Bank's home page at WWW.INDYMACBANK.COM.

If you would like to participate:

      -     Internet Webcast Access: http://WWW.INDYMACBANK.COM

      -     The telephone dial-in number is (800) 946-0705, access code # 436941

      -     The replay number is (888) 203-1112, access code # 436941

To participate on the call, please dial in 15 minutes prior to the scheduled start time. The conference call will be replayed continuously beginning two hours after the call on August 1st through August 8th and will be available on IndyMac's Web site at www.indymacbank.com.

                                      ****

4

IndyMac Bank is a leading technology-based mortgage lender with its award-winning e-MITS(R) platform to facilitate automated underwriting, risk-based pricing and rate lock of home loans on a nationwide basis via the Internet. IndyMac provides mortgage products and services through its business relationship division, IndyMac Mortgage Bank, and its consumer direct division, IndyMac Consumer Bank. IndyMac's mortgage website is ranked the number one overall mortgage website by Gomez(R), an internet quality measurement firm, a position it has held for six of seven measurement periods since Fall 2000.

IndyMac Mortgage Bank offers multi-channel distribution of its mortgage products and services through a nationwide network of mortgage brokers, mortgage bankers, financial institutions, Realtors(R) and homebuilders. The Mortgage Bank also provides commercial loans to homebuilders for the purpose of constructing new single-family residences.

IndyMac Consumer Bank offers mortgage products and services directly to consumers through the Internet, a state-of-the-art call center and its Southern California branch structure. The Consumer Bank also offers a wide array of Web-enhanced banking services, including deposits, competitive CD and money market accounts, and online bill payment services. IndyMac Bank is FDIC insured.

Through its Investment Portfolio Group, IndyMac services $33 billion of mortgage loans and invests in single-family residential mortgage loans, mortgage-backed securities and mortgage servicing rights to provide core, stable net interest and fee income.

IndyMac Bank is the largest savings and loan in Los Angeles and the 19th largest nationwide (based on assets). IndyMac's management is committed to delivering superior returns and increasing shareholder value. IndyMac's total annualized return to shareholders for the period 1993 through June 30, 2003 of 23%, under its current management team, has exceeded the comparable returns of 12% and 10% for the Dow Jones Industrial Average and S&P 500, respectively, for the same period.

5

For more information about IndyMac and its affiliates, or to subscribe to the Company's Email Alert feature for notification on Company news and events, please visit our Web site at www.indymacbank.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the federal securities laws. The words "believe," "expect," "forecast," "anticipate," "estimate," "project," "plan," and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including the effect of economic and market conditions; THE LEVEL AND VOLATILITY OF INTEREST RATES; THE COMPANY'S HEDGING STRATEGIES, HEDGE EFFECTIVENESS AND ASSET AND LIABILITY MANAGEMENT; THE ACCURACY OF SUBJECTIVE ESTIMATES USED IN DETERMINING THE FAIR VALUE OF FINANCIAL ASSETS OF INDYMAC; credit risks with respect to our loans and other financial assets; the impact of changes in financial accounting standards; the actions undertaken by both current and potential new competitors; the availability of funds from IndyMac's lenders and from loan sales and securitizations, to fund mortgage loan originations and portfolio investments; THE EXECUTION OF INDYMAC'S GROWTH PLANS; the impact of current, pending or future legislation and regulations; and other risk factors described in the reports that IndyMac files with the Securities and Exchange Commission, including this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and its reports on Form 8-K.

While all of the above items are important, the capitalized items represent those that in management's view merit increased focus given current conditions

                                       ###